Advanced Series Trust
655 Broad Street, 17th Floor
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

May 11, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Sonny Oh

Re:	Comments on Preliminary Proxy Statements of Advanced Series Trust
(Securities Act File No. 033-24962 and Investment Company Act File No. 811-05186)

Dear Mr. Oh:

On behalf of AST FQ Absolute Return Currency Portfolio, AST Jennison Global Infrastructure Portfolio and AST Neuberger Berman Long/Short Portfolio (each a “Portfolio” and collectively “the Portfolios”), each a series of Advanced Series Trust (the “Trust” or “Registrant”), with respect to the Registrant’s preliminary proxy statements that were filed with the Commission on May 1, 2020 (each a “Proxy Statement” and collectively, the “Proxy Statements”).  The Proxy Statements were filed in connection with proposed Plan of Substitution (the “Plan”) for each of the above-referenced Portfolios as part of planned liquidations of the Portfolios.  The Definitive Proxy Statements will be filed on Monday, May 11, 2020.  Any changes noted herein will be tagged to indicate changes from the Preliminary Proxy Statements.  Any changes made in response to the Commission Staff’s comments, as well as certain non-material changes, will be reflected in the Proxy Statements.

This letter responds to the Commission staff’s (the “Staff”) comments provided telephonically on May 8, 2020.  The Staff’s comments and the Registrant’s responses are set forth in order below.  Comment and the responses noted apply to each Proxy Statement.  Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Proxy Statements.

1.

Comment:  Please confirm that the Substitution has met all the conditions of the Northwestern National Life Insurance SEC No-Action Letter dated April 10, 1995 and provide appropriate disclosure in the Proxy Statements to reflect meeting all the conditions.

Response:  The Registrant confirms that the conditions of the Northwestern National Life Insurance SEC No-Action Letter (the “NW Letter”) have been met. The Registrant also confirms that each Proxy Statement includes disclosure reflecting all of the conditions.

2.

Comment:  The last sentence in the section entitled “Plan of Substitution” states “[a]s a result, the Substitution will not affect the value of the Contract owner’s interests as transferred to the Substitute Portfolio”  Please confirm this statement continues to be accurate in light of the transaction costs associated with the Plan of Substitution.

Response:  The Registrant confirms the statement continues to be accurate.

3.

Comment:  Please confirm that the Portfolios will remain current on all filing obligations.  Please be sure to mark the fund series and class identifiers as “inactive” once the liquidation is consummated.

Response:  The Registrant confirms that the Portfolios intend to remain current on all filing obligations and will be sure to mark the series and class identifiers as “inactive” once the liquidation is consummated.

4.

Comment: Please confirm that the Portfolios will decide on the collectability of all receivables and that they will include, in their respective liquidation costs, anything that they believe might not be collected.  Please advise whether the FASB Accounting Standards Codification Topic 450 will be used for accounting in the liquidations.

Response:  The Registrant confirms that the Portfolios will decide on the collectability of all receivables and that they will include, in their respective liquidation costs, anything that they believe might not be collected. The Registrant also confirms that FASB Accounting Standards Codification Topic 450 will be used for accounting in the liquidations.

5.	Comment: Please include an estimate of the anticipated liquidation costs to be borne by the Portfolios.

Response:  The Proxy Statement discloses that expenses incurred in connection with the proposal will be borne by PGIM Investments or its affiliates, provided however that the Portfolios and the Substitute Portfolio, respectively, will bear certain transaction costs (e.g., commissions) associated with the liquidation of securities held by each Portfolio and the purchase of securities held by the Substitute Portfolio. The Registrant has added disclosure to the Proxy Statement that indicates that such transaction costs are estimated to be approximately $5,000 for the Jennison Portfolio, $8,000 for the FQ Absolute Portfolio, and $8,000 for the Neuberger Berman Portfolio.

6.	Comment: In the second to last sentence of the last paragraph of the “Dear Shareholder” letter, please replace the term “shares” with “votes” in the second to last sentence of the last paragraph.

Response:  The Registrant confirms the replacement was made.

7.	Comment: With respect to Question 1 in the Question and Answers portion of the Proposal, please confirm that there are no variable life policies that are related to this Substitution.

Response:  The Registrant confirms that there are no variable life insurance policies that utilize the Portfolios.

8.

Comment:  With respect to Question 6 in the Question and Answers portion of the Proposal, please confirm that the same representations made in response to Question 6 are included as part of the Transfer of Rights section of the proxy statement.

Response:  The Registrant confirms that the same representations made in response to Question 6 are included as part of the Transfer of Rights section of the proxy statement.

9.

Comment:  With respect to Question 6 in the Question and Answers portion of the Proposal, please modify the response to clearly explain that a Contract owner will have the ability to have one free transfer as of the date determined to be the 90th day or the ability to allow for a change of plans in the event the determined date changes.  Please make sure it is consistent throughout the Proxy.  Further, be specific on the date the transfers may begin to take place.

Response:  The Registrant has modified and clarified the language in the Q&A and throughout the Proxy Statement to include the number of free transfers and the date by which contract holders can execute their free transfers. The Q&A and the Proxy Statement now read:

“Currently and at any time prior to the date of the Substitution, Contract owners may elect one free transfer of their interests in the [Jennison Portfolio] to any of the other investment options offered under their Contract, subject to the terms of the relevant Contract prospectus and Contract, and no transfer fees or other charges will be imposed. Following the Substitution, Contract owners who had any remaining interests transferred from the sub-account investing in the [Jennison Portfolio] to that investing in the Substitute Portfolio may elect one free transfer among any of the remaining investment options in accordance with the terms of the Contracts, also free of any transfer fees or other charges, until the later of November 16, 2020 or 90 days post the anticipated effective date of the Substitution.”

10.

Comment:  With respect to Question 7 in the Question and Answers portion of the Proposal, please include that PGIM Investments and its affiliates are bearing all costs associated with the Proxy Statements.  This is not intended to include transaction costs.

Response:  The Proxy Statement currently discloses in Question 7 in the Question and Answer section and in the “Substitution Expenses” section under the Proposal that PGIM Investments or its affiliates will bear the expenses incurred in connection with implementing the substitution plan, including legal and accounting services, proxy costs (filing, printing, mailing and tabulation), and variable product costs (filing, printing and mailing). In addition, the Proxy Statement, in the “Proposal – Substitution Expenses” section, states that certain transaction costs will be borne by the Portfolios, and as previously noted, the Registrant has added additional disclosure about those estimated anticipated transaction costs that will be borne by the Portfolios.

11.	Comment: Commission Staff reminded the Registrant that the Proxy Statements should have included the term “preliminary” as part of the title to the Proxy Statements.

Response:  The Registrant respectfully notes the Staff’s comment and will ensure all future proxy statements will include “Preliminary.”

12.

Comment:  Commission Staff noted that in previous Proxy Statements, the second to last paragraph on the page entitled “Proxy Statement for the Special Meeting of Shareholders To Be Held on July 14, 2020” would reference the Portfolio’s subadviser.  Please consider including the Portfolio’s subadviser.

Response:  The Registrant submits that the Subadviser’s name and address are located in the “Management of the Portfolios” section of the Proxy Statement.

13.

Comment:  Please note in the “Other Investment Options” section of the Proxy that the Substitute Portfolio is a money market portfolio that has substantially different investment policies, strategies, objectives and risks than the Existing Portfolio and, maybe, inconsistent with contract owners’ investment goals under the contract.

Response:  The Registrant included the recommended language.

14.

Comment:  Under Annual Portfolio Operating Expenses, please clarify the second to last sentence in the second footnote to read as follows: “Expenses waived/reimbursed by PGIM Investments may be recouped by PGIM Investments within the same fiscal year during which such waiver/reimbursement is made if such recoupment can be realized without exceeding the expense limit in effect at the time of the waiver or the recoupment.”  In addition, supplementally verify and confirm that there will be no pending recoupments on or after the date of substitution.

Response:  The Registrant confirms that the statement is correct. Waivers or reimbursements may only be recouped in the same fiscal year for which such waiver or reimbursement has occurred.  When a portfolio has an expense waiver or reimbursements expenses will never exceed that expense limitation.  The Manager may recoup a previous wavier or reimbursement to the extent a portfolio’s expenses are equal to or below the waiver or reimbursement, but only in the same fiscal year.  Should the expense limitation change, the recoupment will never exceed the expense limitation in place at the time of recoupment.  The Registrant confirms that there will be no recoupment on the Portfolios before or after the date of substitution for waiver or reimbursement relating to the prior expense limitation.

15.

Comment:  As it pertains solely to the Jennison Portfolio, the proxy statement states that the Jennison Portfolio had a management fee as a % of average net assets (after fee waivers and/or reimbursements) that equal 0.17%.  However, the Commission Staff believe it is 0.16%.  Please reconcile the discrepancy.

Response:  The Registrant submits that when the management fee and fee waiver are calculated (unrounded), the amount is 0.1655%.  When rounded, the amount is rounded to 0.17%.

16.

Comment:  Under the “Required Shareholder Vote” section of the proxy statement, please remove the first sentence of the first paragraph and the third sentence of the second paragraph in order to remove duplicative information.

Response:  The Registrant submits the statements have been removed.

17.	Comment: Under the “Other Matters” section, if applicable, please provide disclosure in response to Item 23 for security holders sharing an address.

Response:  Each Contract owner receives a proxy statement, including those living in the same household.  Accordingly, the Registrant did not include any additional information as Item 23 only requires disclosure if only one proxy is being sent to multiple addresses sharing the same household.

18.

Comment:  If applicable, please provide a table listing beneficial holders of more than 5% of any class of voting securities, directors and director nominees, and named executive officers per Item 403 of Regulation S-K.

Response:  The Registrant confirms this is not applicable.

19.	Comment: In Exhibit B, please disclose the number of votes, even if it is the same number as Shares Outstanding.

Response:  The Registrant submits that sufficient disclosure is provided in the proxy statement since the introduction to Exhibit B explains that each whole Share of the Portfolio is entitled to one vote as to the Proposal, and each fractional share is entitled to a proportionate fractional vote.

20.	Comment: As it pertains solely to the FQ Portfolio, in the “Comparison of Principal Risks” section, please replace “call risk” with “prepayment or call risk.”

Response:  The Registrant submits this replacement has been made.

21.	Comment: As it pertains solely to the NB Portfolio, in the “Comparison of Principal Risks” section, please add “Liquidity Risk” to the statement.

Response:  The Registrant submits this addition has been made.

*       *       *

Please contact the undersigned at (973) 367-7659 with any questions.

Sincerely yours,

/s/ Melissa Gonzalez
Melissa Gonzalez
Vice President and Corporate Counsel